Exhibit 99.1

FANGDD ANNOUNCES EFFECTIVE DATE FOR ITS SUBSTITUTION LISTING PLAN

SHENZHEN, China, September 18, 2024 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”) today announced the effective date of its substitution listing plan.

As previously announced, the Company and The Bank of New York Mellon (the “Depositary”), acting as the depositary for the Company’s American depositary shares (the “ADSs”), intend to delist the ADSs from The Nasdaq Capital Market (“Nasdaq”). Following the delisting of ADSs, the Company will immediately list its Class A ordinary shares currently represented by ADSs for trading on Nasdaq on September 30, 2024, Eastern Time (the “Substitution Listing”). Each ADS represents one Class A ordinary share of the Company, par value $0.0005625 per share. VStock Transfer, LLC serves as the Company’s U.S. transfer agent (the “U.S. Transfer Agent”) for the Substitution Listing.

To facilitate the Substitution Listing, the Depositary will call for the surrender of all ADSs to be exchanged into the Company’s Class A ordinary shares on a mandatory basis (the “Mandatory Exchange”) on September 30, 2024 (the “Exchange Date”). On the Exchange Date, it is anticipated that trading of the Company’s Class A ordinary shares will have commenced on Nasdaq and trading of the ADSs will have been suspended.

For ADSs held by participants of The Depository Trust Company (“DTC”), the Depositary will instruct the U.S. Transfer Agent to register a transfer of the number of deposited shares represented by those ADSs to DTC for allocation by DTC to the participant accounts entitled to them. For ADSs held by owners other than DTC, the Depositary will instruct the U.S. Transfer Agent to register transfers of the number of deposited shares represented by those ADSs in the names of the respective owners.

ADS holders do not need to take any action, and the Depositary will not charge ADS holders any fees in connection with the Mandatory Exchange. Prior to the Exchange Date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Mandatory Exchange and the Substitution Listing shall have taken effect or as otherwise determined by Nasdaq.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com